Exhibit 99.2

PROCEDURE AND INSTRUCTIONS FOR e-VOTING

I.	Remote e-voting: In compliance with the provisions of Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended and the provisions of Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Members are provided with the facility to cast their vote electronically, through the e-voting services provided by Karvy Computershare Private Limited (Karvy) on all resolutions set forth in this Notice, from a place other than the venue of the Meeting (remote e-voting).

(A)	In case a Member receives an email from Karvy [for Members whose email IDs are registered with the Company/Depository Participants (s)], please follow the below instructions:

i.	Launch internet browser by typing the URL:https://evoting.karvy.com.

ii.	Enter the login credentials (i.e. User ID and password). In case of physical folio, User ID will be EVEN (E-Voting Event Number) — followed by folio number. In case of Demat account, User ID will be your DP ID and Client ID. However, if you are already registered with Karvy for e-voting, you can use your existing User ID and password for casting your vote.

iii.	After entering these details appropriately, click on “LOGIN”.

iv.	You will now reach password change menu wherein you are required to mandatorily change your password. The new password shall comprise minimum 8 characters with at least one upper case (A- Z), one lower case (a-z), one numeric value (0-9) and a special character (@,#,$, etc.,). The system will prompt you to change your password and update your contact details like mobile number, email ID etc. on first login. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

v.	Login again with the new credentials.

vi.	On successful login, the system will prompt you to select the “EVENT” i.e., ‘WIPROLIM1TED’.

vii.	On the voting page, enter the number of shares (which represents the number of votes) as on the cut-off date under “FOR/AGAINST” or alternatively, you may partially enter any number in “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as mentioned herein above. You may also choose the option ABSTAIN. If the Member does not indicate either “FOR” or “AGAINST” it will be treated as “ABSTAIN” and the shares held will not be counted under either head.

viii.	Members holding multiple folios/demat accounts shall choose the voting process separately for each folio/demat accounts.

ix.	Voting has to be done for each item of the notice separately. In case you do not desire to cast your vote on any specific item, it will be treated as abstained.

x.	You may then cast your vote by selecting an appropriate option and click on “Submit”.

xi.	A confirmation box will be displayed, click “OK” to confirm else “CANCEL” to modify. Once you have voted on the resolution (s), you will not be allowed to modify your vote. During the voting period. Members can login any number of times till they have voted on all the resolution(s).

xii.	Corporate/Institutional Members (i.e. other than Individuals, HUF, NRI etc.) are also required to send scanned certified true copy (PDF Format) of the Board Resolution/Authority Letter etc., together with attested specimen signature(s) of the duly authorised representative(s), to the Scrutinizer at email compliance@sreedharancs.com with a copy marked to evoting@karvy com. The scanned image of the above mentioned documents should be in the naming format “Corporate Name u.s Event No.”

(B)	In case of Members receiving physical copy of Notice [for Members whose email IDs are not registered with the Company/Depository Participants(s)]:

i.	E-Voting Event Number, User ID and Password is provided in the Attendance Slip.

ii.	Please follow all steps from SI. No. (i) to (xii) above to cast your vote by electronic means.

II.	Voting at Annual General Meeting (AGM): The Members, who have not cast their vote through remote e-voting can exercise their voting rights at the AGM. The Company will make necessary arrangements in this regard at the AGM Venue. The facility for voting through ballot shall be made available at the Meeting. Members who have already cast their votes by remote e-voting are eligible to attend the Meeting however such Members are not entitled to cast their vote again at the meeting.

A	Member can opt for only single mode of voting i.e. through remote e-voting or voting at the AGM. If a Member casts votes by both modes then voting done through remote e-voting shall prevail and vote at the AGM shall be treated as invalid.

OTHER INSTRUCTIONS

a.	In case of any query and/or grievance, in respect of voting by electronic means, Members may refer to the Help & Frequently Asked Questions (FAQs) and e-voting user manual available at the download section of https://evoting. karvy.com (Karvy website) or contact Mr. Srinivas B, (Unit: Wipro Limited) of Karvy Computershare Private Limited, Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad – 500 032 or at einward.ris@karvy.com or phone no. 040 -6716222 or call Karvy’s toll free No. 1800-3454-001 for any further clarifications.

b.	You can also update your mobile number and e-mailid in the user profile details of the folio which may be used for sending future communication(s).

c.	The remote e-voting period commences on Saturday, July 15, 2017 (9.00 a.m. IST) and ends on Tuesday, July 18, 2017 (5.00 p.m. 1ST). During this period, Members of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Wednesday, July 12, 2017, may cast their votes electronically. The remote e-voting module shall be disabled for voting thereafter. Once the vote on a resolution(s) is cast by the Member, the Member shall not be allowed to change it subsequently. A person who is not a Member as on the cut-off date should treat this Notice for information purposes only.

d.	The voting rights of Members shall be in proportion to their share of the paid up equity share capital of the Company as on the cut-off date i.e. Wednesday, July 12, 2017.

e.	In case a person has become a Member of the Company after dispatch of AGM Notice but on or before the cut-off date for E-voting i.e., Wednesday, July 12, 2017, he/she may obtain the User ID and password in the manner as mentioned below:

i.	If the mobile number of the member is registered against Folio No./DP ID Client ID, the member may send SMS: MYEPWD <space> E-Voting Event Number + Folio No. or DP ID Client ID to 9212993399

Example for NSDL	—	MYEPWD <SPACE> IN 12345612345678
Example for CDSL	—	MYEPWD <SPACE> 1402345612345678
Example for Physical	—	MYEPWD <SPACE> XXXX1234567890

ii.	If e-mail address or mobile number of the member is registered against Folio No. / DP ID Client ID, then on the home page of https://evoting karvy.com, the member may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

iii.	Member may call Karvy’s toll free number 1800-3454-001.

iv.	Member may send an e-mail request to einward.ris@karvy.com. However, Karvy shall endeavour to send User ID and Password to those new Members whose mail ids are available.